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                            June 16, 2023

       Sudhin Shahani
       Chief Executive Officer
       SURF AIR MOBILITY INC.
       12111 S. Crenshaw Blvd.
       Hawthorne, CA 90250

                                                        Re: SURF AIR MOBILITY
INC.
                                                            Registration
Statement on Forms S-1 and S-4
                                                            Filed June 5, 2023
                                                            File No. 333-272403

       Dear Sudhin Shahani:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our April 28, 2023 letter.

       Registration Statement on Forms S-1 and S-4

       Background of the Southern Acquisition, page 83

   1. We note your revised disclosure in response to prior comment 2 that Surf Air and
                                                        Southern determined the
initial purchase price of $50 million based on Southern   s revenue
                                                        in 2019, as well as
based on a multiple of Southern   s projected 2020 revenue. Please
                                                        revise to quantify the
financial data used to determine the initial purchase price and disclose underlying
material assumptions.
   2. Please discuss how the Surf Air Board determined the Southern Merger Consideration was fair to Surf Air
stockholders.
 Sudhin Shahani
SURF AIR MOBILITY INC.
June 16, 2023
Page 2
Surf Air's Management's Discussion and Analysis of Financial Condition and Results of
Operations
2023 Operating Environment, page 86

3. We note your revised disclosure in response to prior comment 3 and reissue the comment in part. Please expand to identify actions planned or taken by Surf Air and Southern, if any, to mitigate inflationary pressures. In this regard, we note the disclosure on page 71 that assuming you do not enter into any future transactions to hedge your fuel consumption, or otherwise fix your labor costs, you will continue to be fully exposed to fluctuations in prices of material operating costs. We also note the disclosure on page
      88 that although Southern continues to focus on mitigating these challenges, they are expected to continue to impact financial results in the coming months.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Robert
Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions



                                                           Sincerely,
FirstName LastNameSudhin Shahani
                                                           Division of
Corporation Finance
Comapany NameSURF AIR MOBILITY INC.
                                                           Office of Energy &
Transportation
June 16, 2023 Page 2
cc:       Jeeho Lee, Esq.
FirstName LastName